FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period August 13 to September 10, 2002

Anthony Clark International Insurance Brokers Ltd.
(Translation of registrant's name into English)

10333 Southport Road S.W., Suite 355, Calgary, Alberta, Canada T2W 3X6
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X Form 40-F ____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ____ No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 10, 2002

Anthony Clark International Insurance Brokers Ltd.
(Registrant)

By ____
(Signature)*

Joseph P. Giuffre
(Name)

Secretary and Director
(Title)

* Print the name and title of the signing officer under his signature.

25870.1

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
Suite 355, 10333 Southport Road S.W.
Calgary, Alberta T2W 3X6
Tel: (403) 278-8811 – Fax (403) 225-5745

US $5,000,000 ($7,950,000CDN) Reducing Revolving Line of Credit

Calgary, Alberta, Canada August 16, 2002 -- **ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD. (TORONTO STOCK EXCHANGE: ACL; NASDAQ OTC BULLETIN BOARD: ACKBF)** ("Anthony Clark") is pleased to announce it has conditionally closed a US$5,000,000 ($7,950,000 CDN) debt financing arrangement with Textron Financial Corporation ("Textron") whereby Textron will provide a US$5,000,000 ($7,950,000 CDN) reducing revolving line of credit (the "Facility") to Addison York Insurance Brokers LLC (the "Borrower"), a US wholly-owned subsidiary of Anthony Clark. Closing is subject to satisfaction of certain remaining conditions prior to funding the Facility which is expected to be completed by August 30, 2002.

The Facility will have an interest rate of the greater of (a) the Wall Street Journal prime rate plus 2.5% per annum or (b) US$10,000 per month. A commitment fee of US$100,000 is also required to be paid to Textron on the closing date and the anniversary of the closing date each year. As collateral for the Facility, Anthony Clark has guaranteed the obligations of the Borrower and Textron will have a first-priority security interest in the assets of the Borrower and Anthony Clark. The Facility will mature 36 months from the date the transaction closes.

The funds will be used to finance the acquisition of general insurance brokerages within the United States.

Anthony Clark will continue to pursue its financing strategy of seeking, structuring and negotiating additional debt and equity capital from targeted financial sources to finance its ongoing general insurance brokerage acquisition strategy.

Anthony Clark International Insurance Brokers Ltd., founded in 1989, has expanded through internal growth and the acquisition of 18 general insurance brokerages and processes over $30,000,000 in insurance premiums for its 18,000 customers.

For further information:

Press Contacts – North America

Barry Kaplan
Barry Kaplan Associates
New Jersey
Telephone: (732) 747-0702
Email: smallkap@aol.com

Anthony Clark International Insurance Brokers Ltd.

Mr. Tony Consalvo, C.O.O.
Telephone: (403) 225-5100
Email: tonyc@shawcable.com

Except for the historical information contained herein, this press release contains statements that constitute forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that may cause or contribute to such differences include, among other things, the Company's ability to close the proposed transaction. Other risks and uncertainties include changes in business conditions and the economy in general, changes in governmental regulations, unforeseen litigation and other risk factors identified in the Company's public filings under "Risk Factors." The Company undertakes no obligation to update these forward-looking statements for revisions or changes after the date of this press release.

On behalf of
ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.

"Primo Podorieszach"

Primo Podorieszach, C.E.O.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.

Consolidated Balance Sheets

	June 30, 2002	March 31, 2002
	(unaudited)	(audited)
Assets		
Current Assets:		
Cash and cash equivalents	$4,064,791	$3,777,087
Accounts receivable	1,166,236	920,635
Loan to Director	105,263	104,228
Prepaid expenses	187,017	132,952
Future tax asset	19,748	124,638
	5,543,055	5,059,540
Capital assets	510,096	522,085
Customer accounts (note 1)	1,743,150	3,085,009
Goodwill (note 1)	1,574,832	-
	$9,371,133	$8,666,634
Liabilities and Shareholders' Equity		
Current Liabilities:		
Accounts Payable and accrued liabilities	$1,076,631	$738,036
Current portion of long-term debt	158,978	58,038
	1,235,609	796,074
Long-term debt	21,208	118,548
Future tax liability	416,080	734,661
Shareholders' Equity:		
Share capital	9,687,132	9,687,132
Deficit	(1,988,896)	(2,669,781)
	7,698,236	7,017,351
	$9,371,133	$8,666,634

See accompanying notes to unaudited interim consolidated financial statements.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
Interim Consolidated Statements of Operations and Deficit
(unaudited)

	Three month periods ended June 30,	
	2002	2001
Revenue	$1,253,910	$1,087,974
Expenses:		
Salaries and Wages	682,962	618,681
Rent	69,255	61,251
General and Administrative	226,352	305,741
	978,569	985,673
Earnings from operations before the following (EBITDA)	275,341	102,301
Interest on long-term debt	(2,614)	(967)
Earnings before depreciation and amortization	272,727	101,334
Depreciation and Amortization	(98,866)	(75,293)
Earnings before income taxes	173,861	26,041
Income taxes recovery (expense), future	(67,860)	20,727
Net earnings	106,001	46,768
Deficit, beginning of period	(2,669,781)	(2,543,576)
Change in accounting policy (note 1)	574,884	-
Excess of share redemption amount over share stated amount	-	(207,692)
Deficit, end of period	($1,988,896)	($2,704,500)
Earnings per share, basic and fully diluted	0.01	0.01

See accompanying notes to unaudited interim consolidated financial statements.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
Interim Consolidated Statements of Cash Flows
(unaudited)

	Three month periods ended June 30,	
	2002	2001
Cash flows from (used in) operating activities:		
Net earnings	$106,001	$46,768
Items not involving cash:		
Depreciation and amortization	98,866	75,293
Future income tax (recovery) expense	67,860	(20,727)
Cash flow from operations	272,727	101,334
Net change in non-cash working capital relating to operations:		
Accounts receivable	(245,601)	(130,558)
Prepaid expenses	(54,065)	21,204
Accounts payable and accrued liabilities	338,595	56,862
	311,656	48,842
Cash flows from (used in) financing activities:		
Repayment of long-term debt	(22,917)	(16,894)
Repurchase of shares under issuer bid	-	(264,895)
Net proceeds from issuance of common shares	-	19,200
Loan to director	(1,035)	(200,000)
	(23,952)	(462,589)
Cash flows used in investing activities:		
Capital asset additions	0	(24,242)
Increase (decrease) in cash and cash equivalents	287,704	(437,989)
Cash and cash equivalents, beginning of period	3,777,087	4,125,564
Cash and cash equivalents, end of period	4,064,791	3,687,575
Cash and cash equivalents is comprised of:		
Cash	1,564,791	1,187,575
Term deposits maturing within ninety days	2,500,000	2,500,000
Supplementary disclosure of cash flow information:		
Interest paid in the period	2,732	967
Income taxes paid in the period	-	-

See accompanying notes to unaudited interim consolidated financial statements.

ANTHONY CLARK INTERNATIONAL
INSURANCE BROKERS LTD.
Notes to Interim Consolidated Financial Statements
for the three month period ended June 30, 2002
(unaudited)

The interim unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements. The financial information included herein is unaudited. The interim consolidated financial statements follow the same accounting policies and methods of applications as the most recent annual consolidated financial statements for the year ended March 31, 2002. The interim consolidated financial statements should be read in conjunction with the Corporation's March 31, 2002 audited annual consolidated financial statements.

Note 1 Change in Accounting Policies

a) Stock-based compensation

Effective April 1, 2002 the Corporation adopted the new accounting standard for stock-based compensation as set out in the Canadian Institute of Chartered Accountants ("CICA") Handbook section 3870. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. It applies to transactions in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of the common stock or other equity instrument.

In accordance with the new standard, options or similar instruments granted to non-employees by the Corporation are recorded at their fair value. As permitted under the new standard, the Corporation uses settlement date accounting to account for employee stock options whereby no expense is recorded in connection with the option and the proceeds from exercise of the option are recorded to share capital. The new standards require the Corporation to disclose the pro forma impact on net income and earnings per share if the fair value method was used to account for employee stock options. There were no options or other stock-based instruments granted during the three months ended June 30, 2002.

b) Goodwill and other intangible assets

On April 1, 2002, the Corporation implemented the new accounting standards for business combinations and goodwill and other intangible assets as set out in CICA Handbook sections 1581 and 3062. In accordance with those standards, the Corporation reviewed each of the business combinations completed prior to July 1, 2001 to determine if the carrying amount of acquired customer accounts met the criteria in CICA Handbook Section 1581 for recognition apart from goodwill. As a result, it was determined that, in aggregate, the net carrying value of $1,574,832 of customer accounts at April 1, 2002 should be classified as goodwill. In conjunction with this re-classification, the amortization period of customer accounts was reduced to 12 years retroactively, with a net reduction of customer accounts of $1,281,499. The future income tax liability was reduced by $281,551 and the deficit was reduced by $574,884.

Net earnings and earnings per share for the period ended June 30, 2001, adjusted for the increase in customer account amortization and the related future tax impact, would be as follows:

Net earnings as reported	$46,768
Increase in customer account Amortization	26,256
Reduction in future income tax recovery	4,940
Adjusted net earnings	15,572
Adjusted earnings per share	$.00

Note 2 Common Shares Outstanding

There were 7,692,055 common shares outstanding at June 30, 2002 and March 31, 2002. There were 991,400 stock options outstanding at March 31, 2002 and 990,400 stock options outstanding at June 30, 2002. There were 88,530 warrants exercisable into common shares outstanding at March 31, 2002, and no warrants exercisable into common shares outstanding at June 30, 2002.

Note 3 Subsequent Events

On July 31, 2002, the Corporation has conditionally closed a $5,000,000US debt financing arrangement with Textron Financial Corporation ("Textron") whereby Textron will provide a $5,000,000US reducing revolving line of credit ("the Facility") to Addison York Insurance Brokers LLC (the "Borrower"), a wholly-owned US subsidiary of the Corporation. Closing is subject to satisfaction of certain remaining conditions prior to funding the Facility which is expected to be completed by August 30, 2002.

The Facility will have an interest rate of the greater of the Wall Street Journal prime rate plus 2.5% per annum or $10,000US per month. A commitment fee of $100,000US is also required to be paid to Textron on the closing date and the anniversary of the closing date each year over the three-year period, for a total of $300,000 US.

On a monthly basis, the Corporation will repay the greater of an amount equal to 20% of the consolidated commission revenue received for the 30 days preceding and the eligible acquisition amortization amount. Eligible acquisition amortization is the amount calculated with respect to each eligible acquisition funded by this Facility that is equal to that amount necessary to amortize the principal sum advanced in connection with such eligible acquisition over a 60 month period.

The Company has guaranteed the obligations of the Borrower and Textron will have a first priority security interest in the assets of the Borrower and the Corporation. The Facility matures on July 30, 2005. The Facility is required to be used for the funding of acquisitions of general insurance brokerages within the United States.

INTEREST ON LONG-TERM DEBT

Interest expense increased to $2,614 for the three month period ended June 30, 2002 from $967 for the three month period ended June 30, 2001 primarily due to the new debt issued for the acquisition in the second quarter of the prior year.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization increased to $98,866 for the three month period ended June 30, 2002 from $75,293 for the three month period ended June 30, 2001 primarily due to the amortization of the acquisition and purchase price adjustments in the year ended March 31, 2002.

FINANCIAL CONDITION AND CHANGES IN FINANCIAL CONDITION

The Corporation's balance sheet as at June 30, 2002 as compared to March 31, 2002 primarily reflects a net increase in working capital.

FINANCIAL RESOURCES AND LIQUIDITY

At June 30, 2002 the Corporation had working capital of $4,307,446 and long-term debt outstanding of $180,186. At March 31, 2002 the Corporation had working capital of $4,263,466 and long-term debt outstanding of $176,586. The Corporation has a $100,000 credit line with a Canadian chartered bank which it has not utilized to date. Subsequent to June 30, 2002, the available line of credit was extinguished.

The Corporation has historically funded its insurance brokerage acquisition program by utilizing earnings from operations, notes payable issued to vendors on acquisition of insurance brokerages, other notes payable, and equity capital previously raised. Based upon the Corporation's liquid position at June 30, 2002, the Corporation has sufficient cash to meet its short-term needs and potential brokerage acquisitions within the next 12 month period.

The working capital ratios (current assets/current liabilities) were 4.49:1 as at June 30, 2002 and 6.36:1 as at March 31, 2002, and 6.40:1 as at June 30, 2001.

The debt to equity ratios (long-term debt/ shareholders' equity) were 0.017:1 as at March 31, 2002 and 0.002:1 as at June 30, 2002.

Shareholders' equity has increased from $7,017,351 as at March 31, 2002 to $7,698,236 as at June 30, 2002 primarily due to the change in accounting policy related to goodwill and business combinations and other intangibles.

August 28, 2002

B.C. Securities Commission
Ontario Securities Commission
Alberta Securities Commission

The Toronto Stock Exchange
Manitoba Securities Commission

Dear Sirs:

RE: Anthony Clark International Insurance Brokers Ltd. - Profile # 10468
Confirmation of Mailing

On August 28, 2002, the following item was sent by prepaid mail:

1. Unaudited Financial Statements June 30, 2002

However, we have not mailed material to Shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

We are filing this disclosure document with you as Agent for the above-named Company in compliance with the regulations made under the Securities Act.

Yours truly,

CIBC MELLON TRUST COMPANY

"signed"

Irma Sailer Rucci
Manager, Client Relations
(403) 232-2423
irma_rucci@cibcmellon.com

Email: Kathryn.cooper@gowlings.com